Exhibit 99.1

MANNATECH, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2013
Deducted from asset accounts:
Allowance for doubtful accounts	$20	178	—	(56)	$142
Allowance for obsolete inventories	$1,619	1,229	—	(839)	$2,009
Valuation allowance for deferred tax assets	$8,519	612	—	(3,867)	$5,264
Included in accrued expenses:
Reserve for sales returns	$156	1,371	—	(1,289)	$238
Year Ended December 31, 2014
Deducted from asset accounts:
Allowance for doubtful accounts	$142	579	—	(508)	$213
Allowance for obsolete inventories	$2,009	2,124	—	(1,991)	$2,142
Valuation allowance for deferred tax assets	$5,264	5,344	—	(863)	$9,745
Included in accrued expenses:
Reserve for sales returns	$238	1,628	—	(1,659)	$207